UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 7, 2023
VALLON PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40034	82-4369909
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
(Address of principal executive offices and zip code)
(267) 607-8255
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	VLON	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
As previously disclosed, on December 13, 2022, Vallon Pharmaceuticals, Inc. (“Vallon”), Vallon Merger Sub, Inc. (“Merger Sub”), and GRI Bio, Inc. (“GRI”) entered into the Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement, as it may be amended from time to time, contains the terms and conditions of the proposed merger (the “Merger”) among Vallon, Merger Sub, and GRI. Pursuant to the Merger Agreement, Merger Sub will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon.
On March 8, 2023, Vallon filed the proxy statement/prospectus/information statement relating to Vallon’s virtual special meeting of stockholders, which was supplemented by the prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2023 (together, the “Prospectus”). Vallon is supplementing the Prospectus as described in this Current Report on Form 8-K (this “Form 8-K”).
Supplemental Disclosures to Prospectus
This supplemental information should be read in conjunction with the Prospectus, which should be read in its entirety.
PROPOSAL NO. 2: APPROVAL OF REVERSE STOCK SPLIT
Proposal No. 2 in the Prospectus is a proposal for Vallon’s stockholders to approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon’s common stock at a ratio within the range not less than 1-for-15 and not greater than 1-for-40 (with such ratio to be mutually agreed upon by Vallon and the Investor (as defined in the Prospectus) prior to the Effective Time (as defined in the Prospectus) and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by Vallon’s board of directors).
Vallon is filing this Form 8-K to clarify that Proposal No. 2 is not contingent on approval or consummation of the Merger. Rather, it is and has been the Vallon board of director’s intention to implement the reverse stock split, regardless of whether the Merger is approved or consummated. Accordingly, if Proposal No. 2 is approved by the affirmative vote of holders of a majority of Vallon’s common stock outstanding as of the record date for the Vallon virtual special meeting, Vallon will effectuate the reverse stock split regardless of whether the Merger is approved or consummated.
On April 5, 2023, Vallon received additional guidance from the New York Stock Exchange that Proposal No. 2 would be treated as “routine”. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Accordingly, a Vallon stockholder’s broker or nominee may now vote the stockholder’s shares on Proposal No. 2 even in the absence of the stockholder’s instruction.
Stockholders who have already submitted their proxy or provided proxy instructions on Proposal No. 2 and wish to change their vote may do so by following the instructions detailed in the Prospectus. Vallon intends to hold and then adjourn the virtual special meeting scheduled for April 12, 2023 to a later date, to provide stockholders with additional time to consider Proposal No. 2.
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Important Additional Information
In connection with the proposed Merger between Vallon and GRI, Vallon previously filed the Prospectus with the SEC, which base Prospectus had been previously filed, along with certain other related documents, in preliminary form in a registration statement on Form S-4 (the “Registration Statement”), which Prospectus constituted both the proxy statement to be distributed to Vallon’s stockholders in connection with Vallon’s solicitation of proxies for the vote by Vallon’s stockholders with respect to the Merger and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Vallon to be issued in the Merger. This Form 8-K is not a substitute for the Registration Statement, the Prospectus, or any other documents that Vallon has filed or may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, VALLON URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VALLON, THE PROPOSED TRANSACTIONS, AND RELATED MATTERS.
You may obtain free copies of the Registration Statement, Prospectus, and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Investors and stockholders are urged to read the Registration Statement, Prospectus, and the other relevant materials before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation
Vallon and GRI, and each of their respective directors and executive officers and certain of their other members of management, employees, and agents, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information about Vallon’s directors and executive officers is included in Vallon’s filings with the SEC, including Vallon’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed with the SEC on February 24, 2023) and the Prospectus. These documents can be obtained free of charge from the source indicated above.
No Offer or Solicitation
This Form 8-K will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This Form 8-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include uncertainties relating to the other risks detailed from time to time in Vallon’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on Vallon’s current expectations and assumptions and speak only as of the date of this Form 8-K. Vallon does not intend to revise or update any forward-looking statement in this Form 8-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 7, 2023	VALLON PHARMACEUTICALS, INC.
By: /s/ Leanne Kelly
Leanne Kelly
Chief Financial Officer